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                         [Intelligroup, Inc. letterhead]






                                                                December 8, 2005


VIA EDGAR AND FACSIMILE
-----------------------
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Rm 4561
Washington, D.C. 20549-0406
Attention: Barbara Jacobs
Fax:  (202) 942-9544

RE: INTELLIGROUP, INC. - PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A
    FILE NO. 0-20943

Dear Ms. Jacobs:

         On behalf of Intelligroup, Inc. (the "Company"), the following are our responses to your comment letter dated December 6, 2005 ("SEC Comment Letter").

Preliminary Proxy Statement on Schedule 14A

Amendment of Charter, page 5

1. Please disclose in an illustrative table or otherwise how many shares of common stock are currently outstanding including shares of common stock underlying outstanding convertible securities or issuable pursuant to other obligations, and how many shares are currently available for issuance and will be available upon the effectiveness of the increase in your authorized capital.

         The Company has revised its proxy statement in response to your comment. Please refer to our amended disclosure on pages 11-12 of the proxy statement.

2. We note your discussion of the anti-takeover implications of the proposed increase in authorized capital. Please discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders. Please refer to Release No. 34-15230 for additional guidance.

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         The Company has revised its proxy statement in response to your comment. Please refer to our amended disclosure on page 12 of the proxy statement.

Form 10-K for the year ended December 31, 2004

3. With respect to your disclosure of changes to your internal control over financial reporting pursuant to Item 308 of Regulation S-K in which you reference changes "during the fiscal year ended December 31, 2004." We also note similar disclosure in your interim reports with respect to subsequent periods. Please note that Item 308 of Regulation S-B requires the disclosure of any change in your internal control over financial reporting that occurred specifically during your "last fiscal year" that has "materially affected, or is reasonably likely to materially affect," your internal control over financial reporting. In light of the foregoing, please advise us specifically with respect to changes in your internal control over financial reporting for the quarters ended December 31, 2004, March 31, 2005, June 30, 2005 and September 30, 2005. Please also confirm to us that you will consider this comment in preparing future periodic reports.

         The Company confirms that it will disclose the changes in its internal control over financial reporting during the last fiscal quarter in accordance with Item 308 of Regulation S-K in future periodic reports on Form 10-K and Forms 10-Q.

         As requested in your comment, below is a description of the changes in internal control over financial reporting for the quarters ended December 31, 2004, March 31, 2005, June 30, 2005 and September 30, 2005.

         Quarter ended December 31, 2004: During the quarter ended December 31, 2004 the Company experienced the following changes in its internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting: (i) the appointment of a new Chief Financial Officer on October 15, 2004 as previously disclosed via a current report on Form 8-K filed on October 15, 2004;
(ii) turnover in senior finance personnel, including the Controller, Assistant Controller and Director of Financial Planning Analyst; (iii) the resignation of the Chairman of the Company's Audit Committee Chairman on November 29, 2004 as previously disclosed via a current report on Form 8-K filed on December 1, 2004; and (iv) the changes involved in the Company's efforts to remediate the weaknesses in its internal control over financial reporting as set forth in more detail below.

         Beginning in the fourth quarter of 2004, the Company undertook significant efforts to remediate the material weaknesses in its internal control over financial reporting. These on-going remediation efforts, outlined below, are continuing through 2005. These remediation efforts are specifically designed to address the material weaknesses identified by management and disclosed in "Management's Report on Internal Control over Financial Reporting" included in its annual report on Form 10-K for the year ended December 31, 2004 and to improve and strengthen the Company's overall control environment.

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  o During the fourth quarter of 2004, the Company appointed a new Chief
Financial Officer and began to centralize and reorganize its finance organization to create a unified global finance team with responsibility for the accounting and financial reporting functions for the Company and each of its subsidiaries worldwide.

  o During the fourth quarter of 2004, the Company began to redesign and more fully document its business processes, policies and procedures related to record retention, closing and consolidation procedures, income tax accounting, internal audit and other key financial reporting functions.

  o In connection with redesigning its business process, policies and procedures the Company strengthened senior level oversight related to key financial reporting functions by designating an approval process which required approvals from senior finance management personnel.

  o The Company has reallocated resources and added personnel to the Company's finance and accounting staff to strengthen the accounting function and reorganized the accounting function to provide for increased segregation of duties.

  o The Company trained and cross-trained its finance and accounting personnel in multiple functions and processes related to financial reporting. The Company is implementing a series of training programs to educate its finance and accounting personnel regarding the Company's internal control standards, with a particular emphasis on the Company's accounting policies and procedures, record retention, closing and consolidation procedures and income tax accounting.

  o In 2005, the Company strengthened its internal audit function by re-establishing, and allocating additional resources to, its Internal Assurance Department redefining its scope, and reinforcing its mandate.

  o The Company confirmed and communicated its revenue recognition polices to its global accounting teams.

  o The Company implemented the "Asset Accounting" module, and is in the process of implementing "Materials Management" module and "SEM BCS (Strategic Enterprise Management Business Consolidation)" module, within its ERP system, to strengthen the control environment surrounding financial reporting.

  o In addition to further strengthen and improve senior level oversight and review over key financial reporting decisions, the Company also implemented a process whereby each team member's work is reviewed by a collective group of senior level finance personnel as at the end of each accounting period.

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  o In 2005, the Company re-engaged the nationally-recognized accounting and consulting firm to assist the Company in documenting, testing and remediating its internal control over financial reporting in preparation for year-end testing.

         Quarter ended March 31, 2005: Except for the steps taken in the ongoing remediation efforts discussed above, there was no change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting during the quarter ended March 31, 2005.

         Quarter ended June 30, 2005: In addition to the steps taken in the ongoing remediation efforts discussed above, the Company experienced the following change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect the Company's internal control over financial reporting during the quarter ended June 30, 2005: the Company appointed a new Chief Executive Officer and President on April 4, 2005 as previously disclosed via a current report on Form 8-K filed on April 4, 2005.

         Quarter ended September 30, 2005: Except for the steps taken in the ongoing remediation efforts discussed above, there was no change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting during the quarter ended September 30, 2005.
                                     * * * *
The Company acknowledges that:

o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 732-362-2279 if there are any questions or further information is required.

Very Truly Yours,
/s/ Madhu Poomalil

Madhu Poomalil
Chief Financial Officer